

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Chad Plotkin
Chief Financial Officer
Clearway Energy, Inc.
300 Carnegie Center, Suite 300
Princeton, NJ 08540

>   **Re: Clearway Energy, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2021**
>   **Filed February 28, 2022**
>   **File No. 001-36002**

Dear Mr. Plotkin:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

General

1.   This letter includes comments on accounting and disclosure matters that also pertain to the public filings of your subsidiary, Clearway Energy LLC. Please revise the accounting and disclosures in both filings as necessary to address these concerns.

Properties, page 41

2.   Please expand your disclosures to indicate the extent to which the various assets that you have listed were utilized during the period to comply with Instruction 1 to Item 102.

   For example, indicate the extent to which the assets were dedicated to either capacity or energy contracts, quantify electricity production for the assets and each group (e.g. conventional, solar, wind, and thermal), and explain how electricity production from each group compares to its net generating capacity.

Management's Discussion and Analysis of Financial Condition and the Results of Operations
Consolidated Results of Operations, page 52

3.   We note that you quantify changes in revenues that are attributable to each operating segment, as well as your hedging activities and contract amortization, and although you identify various factors underlying these changes, there is no indication of the relative significance of the factors or the effects of changes in prices and volumes.

For example, a $217 million increase for the Renewables segment is attributed to six acquisitions, the consolidation of investments, and higher wind production, with an offset of $50 million to settle certain obligations. We see that you quantify power generated and sold for the operating segments on page 50, though do not quantify amounts separately for the wind and solar resources or for acquisitions during the period.

Please expand your disclosures to indicate the extent to which such changes in revenue are attributable to the acquisitions, consolidating event, and separately to changes in both wind and solar power generation, as well as to the sale of renewable energy credits and to changes in prices to comply with Item 303(a) and (b)(2)(i) and (iii) of Regulation S-K.

In connection with these revisions, please also bifurcate the MWh generated/sold figures referenced above to quantify the metrics for your solar and wind resources.

Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 89

4.   We understand that you generate revenue from the sale of capacity and from the production and sale of energy, using both conventional and renewable sources, such as solar, wind, and thermal, and from earning and selling renewable energy credits. However, your disclosures of disaggregated revenue reflects only the categories of energy, capacity, other, contract amortization, and mark-to-market for economic hedges, for the conventional, renewable, and thermal segments.

Given your disclosure on page 51, expressing uncertainty about the availability of your wind and solar resources, including an inability to predict performance due to their variable nature; and disclosures on pages 10 and 11 of differing tax incentives for wind and solar resources, it is unclear how combining the corresponding revenues would adequately depict how the nature, amount, timing, and uncertainty of revenue and cash flows from the wind and solar resources are affected by economic factors.

Provide us with a schedule showing how revenues associated with the solar and wind resources and the sale of renewable energy credits are reflected in your segment and line item details for each period; and tell us why you would not identify revenues for these additional categories to comply with FASB ASC 606-10-50-5, or to otherwise report on the significance and variability in revenues that are attributable to these resources.

5. We note your disclosure indicating that revenue from the sale of renewable energy credits is recognized when the related energy is generated and simultaneously delivered although you also indicate that such credits are conveyed under power purchase agreements which you are accounting for as operating leases.

    As the renewable energy credits appear to represent intangible assets, tell us why you have not presented the revenues separately on page 81 to comply with Rule 5-03.1 of Regulations S-X. Please also address the guidance in FASB ASC 842-30-50-3(a)(2) and (b), 50-3A(b), and 50-12, to the extent applicable to operating leases of the renewable segment and renewable energy credits to be earned during the terms of the leases.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation